September 13, 2024

Morn   Engelbrecht
Chief Financial Officer
Metals Acquisition Ltd
3rd Floor, 44 Esplanade,
St. Helier, Jersey, JE4 9WG

       Re: Metals Acquisition Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed March 28, 2024
           File No. 001-41722
Dear Morn   Engelbrecht:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation